NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                             New York, NY 10158-0180

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                    SETTLES LITIGATION WITH LOLA BROWN TRUST

                LOLA BROWN TRUST AMENDS ITS EXISTING TENDER OFFER

NEW YORK, NY, August 17, 2007 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced today that it has entered into a settlement agreement with the Lola Brown Trust No. 1B (the "Trust") that fully resolves their ongoing litigation over the Trust's existing tender offer. As part of the settlement, the Trust amended its existing tender offer in a manner that is acceptable to the NRL Board of Directors. Such a revised tender offer includes the following material improvements: (1) the Trust is offering to purchase in the tender offer all shares of NRL common stock that it does not already own, subject to certain conditions to be stated in the offer, including a minimum condition that after consummation of the tender offer the Trust would own a majority of the outstanding NRL shares and (2) the purchase price per share of NRL common stock is changed to 99.0% of NRL's net asset value ("NAV") as determined at the close of trading on the NYSE as of the expiration date of the Trust's revised tender offer. NRL believes that tendering common stockholders would receive payment for their shares of NRL common stock more quickly under the Trust's revised tender offer than pursuant to a liquidation and distribution of NRL's assets. Accordingly, the settlement provides that NRL's takeover defenses will not apply to the revised tender offer. NRL notes, however, that the revised offer is subject to a number of conditions and urges each common stockholder of NRL to read the tender offer statement filed by the Trust today with the Securities and Exchange Commission.

NRL intends to hold its special stockholders' meeting as previously announced on Tuesday, August 28, 2007 at 11:00 a.m. at 605 Third Avenue, New York, NY 10158. However, in accordance with the settlement, NRL intends to postpone until September 27, 2007 any vote at the special stockholders' meeting on the proposal to liquidate NRL's assets and distribute the net proceeds to its stockholders. If the Trust's revised tender offer closes before the postponed liquidation vote, NRL would expect to withdraw the proposal to vote on liquidation. Conversely, if the tender offer has not closed before the postponed liquidation vote, the liquidation vote would be conducted on September 27, 2007 and the Trust would vote its shares of NRL common stock in favor of the liquidation proposal. The record date for determining stockholders entitled to vote at the meeting on August 28, 2007 and, if necessary, at any adjourned meeting on September 27, 2007, remains May 30, 2007.


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FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in NRL's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of NRL's investment advisor to attract or retain key employees, inability of NRL's investment advisor to implement its investment strategy, inability of NRL to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.


Contact:
Neuberger Berman Real Estate Income Fund Inc.
Peter Sundman, 877-461-1899
Chief Executive Officer
or
Media:
Lehman Brothers
Randall Whitestone, 212-526-0542